NOTICE TO STOCK OWNERSHIP PLAN PARTICIPANTS
OF MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD APRIL 28, 2004

Voting Instruction Information

     As a participant in the Energen Corporation Employee Savings Plan (the “Plan”), you have the right to direct the Trustee under the Plan how full shares of the Company’s Common Stock allocable to your account under the Plan as of March 5, 2004, should be voted at the Annual Meeting of Shareholders of Energen Corporation (the Company). The number of such shares is shown on the enclosed voting instruction card.

     The Annual Meeting will be held at the principal office of the Company, 605 Richard Arrington Jr. Boulevard North, Birmingham, Alabama, on Wednesday, April 28, 2004, at 10:00 a.m., Central Daylight Time. A Proxy Statement, outlining in more detail the purpose of the Annual Meeting, is enclosed for your review.

     The Energen Benefits Committee hopes that every participant will take this opportunity to participate in the affairs of the Company by completing, signing and returning the enclosed instruction card, in the envelope provided, to Vanguard, the Trustee under the Plan.

     THE VOTING DIRECTIONS OF ANY PARTICIPANT WILL BE KEPT IN COMPLETE CONFIDENCE BY THE TRUSTEE.

     If directions are not received by the Trustee prior to the Annual Meeting, the voting rights will not be exercised.

W. D. Self Chairman of the Energen Benefits Committee
March 29, 2004